UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Capital Southwest Corporation
(Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

140501107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON NED SHERWOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER 198,919
	9	SOLE DISPOSITIVE POWER 73,938
	10	SHARED DISPOSITIVE POWER 198,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 188,697
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 188,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS SPECIAL I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,355
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MRMP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,938
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON THE NED AND EMILY SHERWOOD FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,222
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.                                 Source and Amount of Funds or Other Consideration.

The aggregate purchase cost of the 272,857 Shares beneficially owned by the Reporting Persons is approximately $35,273,234.  The 106,342 Shares owned by Crossover II and the 82,355 Shares owned by Special I were acquired with their working capital.  The 49,938 Shares beneficially owned by MRMP were acquired with MRMP’s investment capital.  The 10,222 Shares beneficially owned by the Foundation were acquired with the Foundation’s investment capital.  The 24,000 shares owned by Warlen and beneficially owned by Mr. Sherwood were acquired with Warlen's investment capital.

Item 4 is hereby amended to add the following:

For the past six months, at the request of the Issuers’s Board, the Reporting Persons have engaged in private communications with the Issuer’s President and CEO, Gary Martin, to address the corporate practices and issues of the Issuer that the Reporting Persons believe have resulted and continue to result in the significant deterioration of shareholder value of the Issuer.  The Reporting Persons believe that the Issuer’s stock price continues to trade at an excessive discount to the market value of its net assets.  The Reporting Persons have made several attempts to meet with the Issuer’s Board to discuss their action plan to narrow or eliminate this valuation gap.  Since the Board has ignored the Reporting Persons’ requests to meet, on January 29, 2008, Crossover II delivered a letter to the Issuer’s Board setting forth the Reporting Persons action plan to narrow the valuation gap and unlock the intrinsic value of the Issuer for the benefit of all of the Issuer’s shareholders. In the letter, Crossover II specifically urges the Issuer (i) to liquidate, in an expedited but orderly manner, the approximately $55 million of non-control interests in public securities that it owns, (ii) to hire a nationally-recognized investment banking firm to evaluate strategic options with regard to CSWC’s four major ownership stakes in public companies (WIRE, ALG, PHHM and HLYS) and (iii) to hire an independent firm to opine on the valuation of some of the Issuer’s larger private company investments – such as Rectorseal/Whitmore, Lifemark, and Media Recovery.  The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5 is hereby amended and restated to read as follows:

Item 5.                                 Interest in Securities of the Issuer.

(a)            The aggregate percentage of Shares reported owned the Reporting Persons is based upon 3,889,151 Shares outstanding, which is the total number of Shares outstanding as of January 9, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2008.

CUSIP NO. 140501107

As of the close of business on January 29, 2008, Crossover II and Special I beneficially owned 106,342 and 82,355 Shares, respectively, constituting approximately 2.7%,and 2.1% respectively, of the Shares outstanding.  Crossover GP as the general partner of each of Crossover II and Special I may be deemed to beneficially owned the 188,697 Shares owned in the aggregate by Crossover II and Special I, constituting approximately 4.9% of the Shares outstanding.  As a management committee member of Crossover GP, Mr. Sherwood may be deemed to beneficially own the Shares owned by Crossover GP.

As of the close of business on January 29, 2008, MRMP beneficially owned 49,938 Shares, constituting 1.3% of the Shares outstanding.  As a trustee with sole voting and dispository power over the Shares owned by MRMP, Mr. Sherwood may be deemed to beneficially own the Shares owned by MRMP.

As of the close of business on January 29, 2008, The Foundation may be deemed to beneficially own 10,222 Shares, constituting less than 1% of the Shares outstanding.  As a director of the Foundation Mr. Sherwood may be deemed to beneficially own the 10,222 Shares owned by the Foundation.

As of the close of business on January 29, 2008, Mr. Sherwood beneficially owned an additional 24,000 Shares, constituting less than 1% of the Shares outstanding, by virtue of a written agreement between Mr. Sherwood and the Warlen L.P. (“Warlen”) that gives Mr. Sherwood approval to control all purchases and sales of the Shares owned by Warlen.

(b)            By virtue of his positions with Crossover II, Special I and the Foundation, Mr. Sherwood has shared power to vote and dispose of the 198,919 Shares aggregately owned by Crossover II, Special I and the Foundation. Mr. Sherwood has sole power to vote and dispose of the 49,938 Shares owned by MRMP. By virtue of his agreement with Warlen, Mr. Sherwood has the sole power to dispose of the 24,000 Shares that he may be deemed to beneficially own. Mr. Sherwood does not have voting power over the 24,000 Shares owned by Warlen.

(c)            Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 7 is hereby amended to add the following exhibit:

Item 7.                                 Material to be Filed as Exhibits.

99.1.	Letter from Crossover II to the Board of Directors of the Issuer, dated January 29, 2008.

CUSIP NO. 140501107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2008	ZS CROSSOVER II LP

	By:	ZS Crossover II GP, L.L.C.
Its General Partner

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS SPECIAL I L.P.

By:	ZS Crossover II GP, L.L.C.
Its General Partner

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS CROSSOVER II GP, L.L.C.

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

MRMP TRUST

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Trustee

THE NED AND EMILY SHERWOOD FOUNDATION

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Director

/s/ Ned Sherwood
NED SHERWOOD

CUSIP NO. 140501107
SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:

Shares Purchased	Price Per Share ($)	Date of Purchase

ZS SPECIAL I L.P.
804	$119.0298	11/30/07
505	$116.0494	12/03/07
102	$116.5619	12/04/07
100	$127.5600	12/12/07
139	$119.4471	12/14/07
500	$116.8710	12/17/07
100	$116.0900	12/18/07
920	$122.2322	12/27/07
1448	$118.7424	12/28/07
1900	$115.8679	12/31/07

ZS CROSSOVER II LP
None

ZS CROSSOVER II GP, L.L.C.
None

MRMP TRUST
None

THE NED AND EMILY SHERWOOD FOUNDATION
None

NED SHERWOOD
None

CUSIP NO. 140501107

EXHIBIT INDEX

Exhibit	Exhibit Number

1. Letter from Crossover II to the Board of Directors of the Issuer, dated January 29, 2008.	99.1